Exhibit 5.1

Glen Y. Sato

+1 650 843 5502

gsato@cooleycom

August 1, 2017

MobileIron, Inc.

401 East Middlefield Road

Mountain View, CA 94043

Ladies and Gentlemen:

We have acted as counsel to MobileIron, Inc., a Delaware corporation (the “Company”), in connection with the filing of a Registration Statement on Form S‑8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 1,200,000 shares of the Company’s Common Stock, par value $0.0001 per share (the “Shares”) issuable pursuant to the Company’s 2014 Employee Stock Purchase Plan (the “Plan”).

In connection with this opinion, we have examined and relied upon (a) the Registration Statement and related prospectus, (b) the Plan, (c) the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, each as currently in effect, and (d) such other documents, records, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below.  We have assumed the genuineness and authenticity of all documents submitted to us as originals, and the conformity to originals of all documents submitted to us as copies thereof.

As to certain factual matters, we have relied upon a certificate of an officer of the Company and have not sought to independently verify such matters. Our opinion is expressed only with respect to the General Corporation Law of the State of Delaware.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold and issued in accordance with the Plan and the Registration Statement and related prospectus, will be validly issued, fully paid, and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

Cooley LLP

By:  /s/ Glen Y. Sato

Glen Y. Sato

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com